November 2018 Nasdaq: MESO ASX: MSB Operational Highlights and Financial Results for the Quarter Ended September 30, 2018

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This presentation includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. All statements other than statements of historical facts contained in this presentation are forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could,” and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events , recent changes in regulatory laws, and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. These statements may relate to, but are not limited to: expectations regarding the safety or efficacy of, or potential applications for, Mesoblast's adult stem cell technologies; expectations regarding the strength of Mesoblast's intellectual property, the timeline for Mesoblast's regulatory approval process, and the scalability and efficiency of manufacturing processes; expectations about Mesoblast's ability to grow its business and statements regarding its relationships with current and potential future business partners and future benefits of those relationships; statements concerning Mesoblast's share price or potential market capitalization; and statements concerning Mesoblast's capital requirements and ability to raise future capital, among others. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. You should read this presentation together with our financial statements and the notes related thereto, as well as the risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast's actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, include, without limitation: risks inherent in the development and commercialization of potential products; uncertainty of clinical trial results or regulatory approvals or clearances; government regulation; the need for future capital; dependence upon collaborators; and protection of our intellectual property rights, among others. Accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise. | 2

Our Mission Mesoblast is committed to bring to market disruptive cellular medicines to treat serious and life-threatening illnesses |

Premier Global Cellular Medicines Company

Disruptive Technology Platform[1]

- Immuno-selected, culture expanded cellular medicines
- Well characterized mechanisms of action targeting multiple pathways
- Extensive, robust IP estate
- Targeting the most severe disease states refractory to conventional therapies

Industrial Scale Manufacturing

- Unique cell properties enable large scale expansion and use in unrelated recipients
- Proprietary media formulations meet industrial scale needs
- 'Off the shelf' delineated products with batch to batch consistency and reproducibility

Multiple Revenue Generating Products & Phase 3 Assets

- 2 approved products commercialized by licensees in Japan[2] and Europe[3]
- 3 product candidates in USA Phase 3 trials
- Revenue from licensees will help fund deep product pipeline

1. Mesenchymal precursor cells (MPCs) and their culture-expanded progeny mesenchymal stem cells (MSCs).
2. Licensee JCR Pharmaceuticals Co., Ltd. received the first full PMDA approval for an allogeneic cellular medicine in Japan and markets this product under its trademark, TEMCELL® Hs Inj.
3. Licensee Takeda received first central marketing authorization approval from the European Commission for an allogeneic stem cell therapy and markets this product under its trademark, Alofisel®.

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Disruptive cellular medicine technology

- STRO-1+ Mesenchymal Precursor Cells (MPCs) are at the apex of the hierarchy of mesenchymal lineage cells
- STRO-1/STRO-3 immuno-selection provides a homogeneous population of MPCs with receptors that respond to activating inflammation and damaged-tissue signals
- In response to activating signals present in the endogenous environment, MPCs secrete a diverse variety of biomolecules responsible for immunomodulation and tissue repair
- Targeting multiple pathways may result in greater therapeutic benefits in complex diseases mesoblast
the regenerative medicine company

1. Simmons PJ, et al, Blood. 1991;78:55-62
2. Gronthos S, et al, J Cell Sci. 2003;116(Pt 9):1827-35
3. See F, et al, J Cell Mol Med. 2011;15:2117-29
4. Psaltis PJ, et al, J Cell Physiol. 2010;223(2):530-40

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Commercial Translation Capabilities Technology positioned for scalable, industrialized manufacturing Immune privileged nature of mesenchymal lineage cells enables allogeneic “off the shelf” product candidates Culture expansion scalable to produce anticipated commercial quantities Management know-how in regulatory activities necessary for product approval and commercial launch If successful, we believe MSC-100-IV (remestemcel-L) will likely be the first commercially produced allogeneic mesenchymal lineage cell product registered for sale in the USA | Lonza contract manufacturing facility in Singapore

~800 Patents and patent applications (69 Patent families) across all major jurisdictions Covers composition of matter, manufacturing, and therapeutic applications of mesenchymal lineage cells Enables licensing to third parties for different indications, when in alignment with our corporate strategy, e.g.TiGenix (subsequently acquired by Takeda) Provides strong global protection against competitors seeking to develop products in areas of core commercial focus Mesenchymal Lineage Precursors and Progeny Global IP Estate Provides Substantial Competitive Advantage Markets U.S. , Europe, China, and Japan Sources Allogeneic, Autologous, (Bone Marrow, Adipose, Dental Pulp, Placenta), Pluripotent (iPS) Diseases All Tier 1 & Tier 2 Indications, and multiple additional conditions

Commercial Products and Clinical Pipeline Using Mesoblast's Intellectual Property and Technology Platform

PLATFORM	PRODUCT	THERAPEUTIC AREA		APPROVAL	COMMERCIAL RIGHTS	
MSC (Bone Marrow)	TEMCELL® HS Inj[1]	Acute GVHD	1st allogeneic regen med approved in Japan	✓	JCR	Japan
MSC (Adipose)	Alofisel[2]	Perianal Fistula	1st allogeneic regen med approved in Europe	✓	Takeda	Global

MARKETED

	PLATFORM	PRODUCT CANDIDATE	THERAPEUTIC AREA	PRE-CLINICAL	PHASE 2	PHASE 3	COMMERCIAL RIGHTS
TIER 1	MSC	MSC-100-IV	Acute GVHD				mesoblast the regenerative medicine company
TIER 1	MPC	MPC-150-IM	Advanced HF (Class II/III) End-Stage HF (Class III/IV)[3]				mesoblast the regenerative medicine company TASLY China[4]
TIER 1	MPC	MPC-06-ID	Chronic Low Back Pain				mesoblast the regenerative medicine company
TIER 1	MPC	MPC-300-IV	Rheumatoid Arthritis Diabetic Nephropathy				mesoblast the regenerative medicine company
TIER 2	Includes MSC-100-IV (Crohn's disease – biologic refractory), MPC-25-IC (Acute Cardiac Ischemia), MPC-25-Osteo (Spinal Fusion) and MPC-75-IA (Knee Osteoarthritis)						



IN DEVELOPMENT

1. Mesoblast receives royalty income from its licensee JCR Pharmaceuticals Co Ltd on sales of JCR's TEMCELL® Hs. Inj. product in Japan
2. Mesoblast will receive royalty income from its licensee Takeda Pharmaceuticals on Takeda's worldwide sales of its product Alofisel® in the local treatment of perianal fistulae
3. Study funded by the United States National Institutes of Health (NIH) and the Canadian Health Research Institute; conducted by the NIH-funded Cardiothoracic Surgical Trials Network
4. Tasly's rights are limited to China; Tasly also has rights to develop MPC-25-IC for AMI

This chart is figurative and does not purport to show individual trial progress within a clinical program

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Tasly Pharmaceutical Group has exclusive rights and will fund all development, manufacturing and commercialization activities in China for MPC-150-IM for the treatment or prevention of chronic heart failure and MPC-25-IC for the treatment or prevention of acute myocardial infarction Mesoblast received US$40 million on closing Mesoblast to receive US$25 million on product regulatory approvals in China Mesoblast will receive double-digit escalating royalties on net product sales and six escalating milestone payments upon product candidates reaching certain sales thresholds in China Partners may leverage each other’s clinical trial results to support their respective regulatory submissions in the USA and China Our advisor on the transaction was Maxim Group LLC Strategic Cardiovascular Partnership in China

Financials |

Significant Increase in Revenue Revenue for the quarter ending September 30, 2018 (US$m) For the quarter ending September 30, 2018 September 30, 2017 $ Change % Change Milestone revenue 10.5 0.5 10.0 NM Commercialization revenue 1.0 0.6 0.4 66% Interest revenue 0.2 0.1 0.1 93% Total revenue 11.6 1.2 10.5 NM First quarter FY2019 revenue increased by US$10.5 million vs 2018 revenue due to: Commercialization revenue from royalty income on sales of TEMCELL® 1 HS. Inj. increased 66% for the quarter and 116%2 for the 12 months ended September 30, 2018 compared to the 12 months ended September 30, 2017 US$10.0 million of milestone revenue in relation to establishing a strategic cardiovascular partnership with Tasly in China TEMCELL® HS Inj. is a registered trademark of JCR Pharmaceuticals Co. Ltd. Growth reported in constant currency which eliminates the effects of fluctuations in foreign exchange rates between different reporting periods.

Loss After Tax Profit and Loss for the quarter ending September 30, 2018 (US$m) For the quarter ending September 30, 2018 September 30, 2017 $ Change % Change Total revenue 11.6 1.2 10.5 NM Research and development (18.5) (15.4) (3.1) 20% Manufacturing (4.3) (0.9) (3.4) NM Management & administration (5.6) (5.0) (0.6) 12% Contingent consideration (0.6) 9.5 (10.1) (107%) Other operating income & expenses (0.2) 0.7 (0.8) (123%) Finance costs (2.6) - (2.6) NM Loss before tax (20.2) (9.9) (10.3) 104% Income tax benefit 0.7 2.9 (2.2) (75%) Loss after tax (19.5) (7.0) (12.5) 178% Loss after tax increased by $12.5 million compared to the first quarter FY2018, $10.1 million of which is due to non-cash remeasurement of contingent consideration in the comparative quarter

Consistent Operating Cash Outflows Cash flow highlights (US$m) ` For the quarter ending September 30, 2018 September 30, 2017 $ Change % Change Operating net cash outflows (19.5) (20.4) 0.9 (4%) Investing net cash (outflows)/inflows - (0.6) 0.6 (100%) Financing net cash inflows 37.1 38.5 (1.4) (4%) Forex (0.2) (0.3) 0.1 (33%) Net increase/(decrease) in cash 17.4 17.2 0.2 1% Operating net cash outflows reduced by 4% for the quarter ended September 30, 2018 versus the prior period due to increased revenues

Cash Position Strengthened through Strategic Transactions Balance sheet cash (US$m) Pro forma cash on hand at September 30 includes US$40 million received in October 2018 on closing of the strategic cardiovascular partnership with Tasly previously announced in July 2018 An additional US$50 million may be available under existing arrangements with Hercules Capital and NovaQuest, subject to achievement of certain milestones September 30, 2018 June 30, 2018 $Change Reported Cash on Hand 55.1 37.8 17.3 NovaQuest financing agreement - 39.0 (39.0) Tasly strategic partnership 40.0 40.0 - Pro forma cash on hand 95.1 116.8 (21.7)

Diverse Pipeline of Cellular Medicines

MSC-100-IV (remestemcel-L) for Steroid-Refractory Acute Graft vs Host Disease |

Minimal Treatment Options Market Opportunity Burden of Illness aGVHD is a life-threatening complication that occurs in ~50% of patients receiving allogeneic bone marrow transplants (BMT)1 Steroid-refractory aGVHD is associated with mortality rates as high as 95%1 and significant extended hospital stay costs2 There are no approved treatments for SR-aGVHD outside Japan In Japan, Mesoblast’s licensee has received the only product approval for SR-aGVHD in both children and adults >30,000 allogeneic BMTs performed globally (>20K US/EU) annually, ~20% pediatric3,4 Our licensee, JCR Pharmaceuticals Co., Ltd launched TEMCELL® HS Inj.5 in Japan for SR-aGVHD in 2016; reimbursed up to ~$USD195k6 SR-aGVHD represents USD > $700m USA/EU market opportunity4,7 Remestemcel-L: Market Opportunity for Acute Graft Versus Host Disease (aGVHD) | 1. Westin, J., Saliba, RM., Lima, M. (2011) Steroid-refractory acute GVHD: predictors and outcomes. Advances in Hematology. 2. Anthem-HealthCore/Mesoblast claims analysis (2016). Data on file 3. Niederwieser D, Baldomero H, Szer J. (2016) Hematopoietic stem cell transplantation activity worldwide in 2012 and a SWOT analysis of the Worldwide Network for Blood and Marrow Transplantation Group including the global survey. 4. Source: CIBMTR Current Uses and Outcomes of Hematopoietic Cell Transplantation 2017 Summary. Passweg JR, Baldomero, H (2016) Hematopoietic stem cell transplantation in Europe 2014: more than 40,000 transplants annually. 5. TEMCELL is the registered trademark of JCR Pharmaceuticals Co. Ltd. 6.Based on a ¥JPY = $USD 0.009375 spot exchange rate on market close on November 11, 2016. Amounts are rounded. Source: Bloomberg. 7. Data on file

Remestemcel-L: Phase 3 Trial Operational Update | Phase 3 study evaluated remestemcel-L in 55 children to improve overall response rate and survival 89% of children had grade C/D disease, the most severe form and historically associated with up to 95% mortality Study successfully met the primary endpoint of improved Day 28 Overall Response (OR) 69% vs 45% protocol-defined historical control rate (p=0.0003) Day 100 Overall Survival 75%, with 87% survival in Day 28 responders Day 180 Overall Survival 69%, with 79% survival in Day 28 responders Remestemcel-L infusions well tolerated Findings consistent with previous results in 241 SR-aGVHD children under expanded access program who failed to respond to multiple biologic agents1 Kurtzberg J. et al. Effect of Human Mesenchymal Stem Cells (remestemcel-L) on Clinical Response and Survival Confirmed in a Large Cohort of Pediatric Patients with Severe High-Risk Steroid-Refractory Acute Graft Versus Host Disease. BBMT. 2016; 22.

GVHD Pathway to Market Regulatory Preparations for Biologics License Application (BLA) filing underway FDA meetings and BLA filing (Q4 CY18 – Q1 CY19) Fast Track designation allows eligibility for priority review and rolling BLA review process Commercial Parallel track commercial planning for pricing, reimbursement approach and product launch Leverage TEMCELL® HS Inj. sales experience in Japan to inform commercial strategy for the USA Rapid adoption within two years of launch Continuing growth in royalty income on TEMCELL® HS Inj. sales in Japan

MPC-150-IM for Chronic Heart Failure |

MPC-150-IM:Targeting Patients with Advanced and End-stage Heart Failure

Common Treatment Pathway in Progressive Heart Failure[1]

Early
- ACEI or ARB
- Statins
- Beta blockers
- Re-vascularization or valvular surgery

Pharmacological Add-on
- Diuretics for fluid retention
- Aldosterone antagonists
- Hydralazine / isosorbide dinitrate
- Digitalis

New Oral Therapies for Class II-IV[2]
- If ACEI / ARB tolerated, sacubitril/valsartan
- If HR > 70 BPM, ivabradine

Mesoblast Target Market: Advanced and End-Stage HF patients[3]

Advanced → *End-Stage*

Limited Therapeutic Options
- Cardiac Resynchronization Therapy (CRT)
- Implantable Cardioverter-Defibrillator (ICD)
- LVAD
- Heart transplants

Class I — Heart Failure Disease Progression — Class IV

1. Source: Simon-Kucher & Partners 2017. Primary research 2017; Payers n=35, KOLs n=15, Cath lab managers n=4.
2. Corlanor® (ivabradine) approved by FDA (April 2015). ENTRESTO® (sacubitril/valsartan) approved by FDA (July 2015).
3. GlobalData-PharmaPoint Heart Failure (2016); McMurray et al., 2012; Yancy et al., 2013, 2016 ACC/AHAHFSA Focused Update on New Pharmacological Therapy for Heart Failure: An Update of the 2013 ACCF/AHA Guideline for the Management of Heart Failure.

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Market Opportunity Burden of Illness In the USA, there are approximately 250,000–300,000 patients annually who suffer from advanced systolic heart failure (NYHA Class IIIb–IV). 1 Despite optimal medical therapy (excluding mechanical assist devices) Class IIIb have a one-year mortality >25% and exceeding 50% in class IV patients.1 LVADs have improved survival, but morbidity remains high with patients on average experiencing greater than two hospitalization annually.2 Gastrointestinal (GI) bleeding is a leading cause of device attributable hospitalizations2 Device attributable major adverse events (DAEs) can cost on average from up to $46.5k per hospitalization2 Ongoing Unmet Need ~4,500 – 5,500 assist devices are implanted annually in the United States.3, 4 US LVAD market is growing double-digit CAGR and represents > $500m market opportunity3,4 Orphan indication with US targeted commercial footprint provides low cost market entry MPC-150-IM: Adjunctive Therapy to Improve Clinical Outcomes in LVAD Patients 1Gustafsson G, Rogers J. (2017) Left ventricular assist device therapy in advanced heart failure: patient selection and outcomes, 2 Mehra, MR Salerno C, Cleveland JC (2018) Health care resources use and cost implications in the MOMENTUM 3 long-term outcome study: a randomized controlled trial of a magnetically levitated cardiac pump in advanced heart failure, 3Agency for Healthcare Research and Quality – Healthcare Cost and Utilization Project – claims analysis using ICD-9 37.6 implantation of heart and circulatory assist systems, 4 Data on File

INTERMACS* Adverse Event Rates in LVAD Patients: Most Common Cause of Non-surgical Hospitalization is Major GI Bleeding[1]

Adverse Event	Events	Rate
Bleeding	4,420	7.79
Cardiac/vascular		
Right-sided heart failure	276	0.49
Myocardial infarction	34	0.06
Cardiac arrhythmia	2,303	4.06
Pericardial drainage	305	0.54
Hypertension	115	0.20
Arterial non-CNS thrombosis	94	0.17
Venous thrombotic event	286	0.50
Hemolysis	314	0.55
Infection	4,132	7.28
Stroke	916	1.61
Renal dysfunction	876	1.54
Hepatic dysfunction	326	0.57
Respiratory failure	1,551	2.73
Wound dehiscence	96	0.17
Psychiatric episode	525	0.93
Total burden	16,569	29.20

*Interagency Registry for Mechanically Assisted Circulation (INTERMACS): Events per 100 Patient-Months in the First 12 Months Post-Implant, based on 7,286 patients with CF-LVADs between 2012-2014.

1.Left Ventricular Assist Devices for Lifelong Support Pinney SP, et al. JACC 2017;69:2845-61.

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Angiopoietin- Altered Shear Stress vWF Degradation Angiogenesis Angiodysplasia Inflammation: IL-6, IL-1, TNFa Hypoxia Inducible Factors (HIP) Hypoxia Splanchnic Hypoperfusion Heart Failure or Non-pulsatile Flow Proposed Pathway of Angiogenesis and Non-surgical GI Bleeding During CF-LVAD An integrating explanation relating to LVAD mediated GI bleeding events is that all of these precipitating factors are in some way related to increased systemic inflammation resulting in increased serum levels of angiopoietin-2, a well-documented agent that causes vascular disruption and destabilization.

MPCs Reduced Major GI Bleeding in 30 Patient Pilot Trial[1]


1.0
0.8
0.6
0.4
0.2
0.0
Cumulative Incidence for Control, 0.4 (95% CI, 0.10, 0.69)
Cumulative Incidence for MPC, 0.1 (95% CI, 0.02, 0.28)
Gray's Test for Equality of CIF, P = 0.041
Population Readmitted
LVAD + Control
LVAD + MPC
0
100
200
300
400
Days to First Non-Surgical Major Bleeding Requiring Re-admission

- MPC group had significantly longer time to first hospitalization due to major GI bleeding ($p<0.05$, Kaplan-Meier statistics)
- 71% reduction in number of patients with at least one hospitalization from GI bleeding through 6 months (16% in LVAD group vs 55% in controls, $p=0.03$ by chi-square test)
- 70% reduction in rate of hospitalizations due to GI bleeding per 100 patient-months of follow-up (4.2 in LVAD group vs 14.2 in controls, $p=0.06$ by binomial test)

1. Source: Data on file.

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The 21st Century Cures Act (Cures Act) Legislation for An Expedited Approval Path for Cellular Medicines Designated as Regenerative Medicine Advanced Therapies (RMAT) Cellular medicines may be designated as regenerative advanced therapies, if they are intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition, and there is preliminary clinical evidence indicating the potential to address the unmet medical need Key benefits of the legislation for cell-based medicines, designated as regenerative advanced therapies, include: Potential eligibility for priority review and accelerated approval Potential to utilize surrogate endpoints for accelerated approval Potential to utilize patient registry data and other sources of “real world evidence” for post approval studies, subject to approval by the FDA MPC-150-IM for End-Stage Heart Failure Patients with LVADs Received RMAT Designation

MPC (n = 106) Control (n = 53) P-value Event Rate (100-Pt-Months) Event Rate (100-Pt-Months) 3.8 15.9 <0.001 Rate of GI/Epistaxis Bleeding Mucosal Bleeding at 6 Months in Phase 2 Trial

Rate per 100 pt-months Serious AEs & Hospitalizations at 6 Months in Phase 2 Study (p=0.03)

Average proportion of successful temporary weans: 61% in MPC vs. 58% in control RR=1.08 (95% CI 0.83-1.41; p=0.55) Posterior probability that MPC increased likelihood of successful weaning: 69% (<80% pre-defined threshold) MPC Control Successful Temporary Weans from LVAD Support

Exploratory Subgroup Analyses Interaction of Rx and Pre-determined Subgroups on Wean Success Rate over 6 Months

Conclusions The trial succeeded in achieving the clinically meaningful outcome of reduction in gastrointestinal (GI) bleeding and related hospitalizations Results confirm the previous pilot trial, which also demonstrated significant reduction in GI bleeding and related hospitalizations in MPC-150-IM treated LVAD patients Pilot trial results formed the basis for the FDA Regenerative Medicine Advanced Therapy (RMAT) designation granted in December 2017 The RMAT designation under the 21st Century Cures Act aims to expedite the development of regenerative medicine therapies intended for the treatment of serious diseases and life-threatening conditions Company intends to meet with the FDA in 1H CY2019 to provide full study data and discuss pathway to potential Biologics License Application (BLA) filing using reduction in GI bleeding and related hospitalizations as an approvable regulatory endpoint While the trial did not meet the overall primary endpoint of temporary weaning, MPC-150-IM treatment did significantly improve weaning in the 44% of patients with chronic ischemic heart failure LVAD patients with ischemic heart failure closely resemble the majority of patients enrolled in the ongoing Phase 3 trial of approximately 600 patients with moderate/advanced heart failure

MPC-150-IM: Moderate/Advanced Heart Failure Market Opportunity

Burden of Illness/Limited Options

- ~ 8 million patients with chronic heart failure by 2030 in USA alone[1]
- 17-45% globally die within 1 year of hospital admission[1]
- Majority of advanced heart failure patients die within 5 years[1]
- Despite recent advances in newly approved drugs, limited treatment options are available for patients with advanced heart failure[2]

Unmet Need

- New therapies to reduce hospitalizations and mortality in patients with advanced heart failure who have failed other therapies
- Greatest need is in NYHA class III/IV where event rate is highest

Market Opportunity

- US healthcare costs for NYHA class II-IV patients $115bn/year[5]
- Hospitalizations account for ~69% of expenditure[3-5]
- **Multi-billion dollar annual market opportunity in USA for a new treatment that reduces hospitalizations in advanced heart failure[4,5]**


Normal Heart


Systolic Heart Failure
Less blood pumped out of ventricles
Weakened heart muscle can't squeeze as well

1. Heart Failure: Preventing disease and death worldwide – European Society of Cardiology 2014., 2. ACC/AHAHFSA Focused Update on New Pharmacological Therapy for Heart Failure: An Update of the 2013 ACCF/AHA Guideline for the Management of Heart Failure., 3. Gurwitz JH, Magid DJ, Smith DH, et al. Contemporary Prevalence and Correlates of Incident Heart Failure with Preserved Ejection Fraction. The American Journal of Medicine. 2013;126(5):393-400. Derived by applying a HF-REF prevalence rate of 32.6% to the U.S. rate of 5.7m U.S. patients., 4.A Reevaluation of the Costs of Heart Failure and its Implications for Allocation of Health Resources in the United States. Voigt J. Clinl.Cardiol. 37, 5, 312-321 (2014)., 5.The Medical and Socioeconomic Burden of Heart Failure: A Comparative Delineation with Cancer. Dimitrios, F. International Journal of Cardiology (2015), doi: 10.1016/j.ijard.2015.10.172.

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MPC-150-IM: Phase 3 Program in Patients with Moderate to Advanced Heart Failure More than 85% of patients enrolled in events-driven USA Phase 3 trial, targeting ~600 patients Pre-specified interim futility analysis of the efficacy endpoint in the first 270 patients was successfully achieved in April 2017 In October 2018, Data Monitoring Committee recommended continuation of the trial without modification after a scheduled review of available data from 526 randomized patients, including the primary and secondary endpoints of HF-MACE, terminal cardiac events, and all safety data Planning to initiate China Phase 3 trial in similar patient population with Tasly Plan to leverage USA and global Phase 3 trial results performed by strategic partners for global regulatory submissions |

MPC-06-ID for Chronic Low Back Pain due to Disc Degeneration |

MPC-06-ID: Chronic Low Back Pain due to Degenerative Disc Disease

Burden of Illness

- Back pain causes more disability than any other condition[1]
- Inflicts substantial direct and indirect costs on the healthcare system,[1] including excessive use of opioids in this patient population[2]

Minimal Treatment Options

- Treatment options for patients with CLBP who fail conservative therapy include opioids and surgery
- 50% of opioid prescriptions are for chronic low back pain (CLBP)[2]

Unmet Need

- Disease modifying therapy for durable improvement in pain and function
- Potential to prevent progression to opioid use or surgical intervention

Market Opportunity

- MPC-06-ID development focused on over ~3.2m patients with CLBP due to degenerative disc disease (DDD) in US alone[3,4,5]
- **USA market opportunity ~ USD $1 billion**[3,4,5.6]


Degenerative Disc Disease
L-1
L-2
L-3
L-4
L-5
Photo source: Medical Media Images.

1. Williams, J., NG, Nawi, Pelzter, K. (2015) Risk factors and disability associated with low back pain in older adults in low-and middle-income countries. Results from the WHO Study on global ageing and adult health (SAGE). PloS One. 2015; 10(6): e0127880., 2. Decision Resources: Pain Management Study, Chronic Pain December 2013., 3. Decision Resources: Chronic Pain December 2015., 4. LEK & NCI opinion leader interviews, and secondary analysis., 5. Navigant Commercial Assessment for a Proprietary Cell-Based Therapy for DDD in the U.S. and the EU3 – August 2014. 6. Data on File.

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MPC-06-ID: Phase 3 Trial in Patients with Chronic Low Back Pain | Phase 3 study completed enrollment in March 2018 Over 400 patients were enrolled at 48 sites across USA and Australia Patients randomized 1:1:1 to receive saline, 6-million MPCs with hyaluronic acid and 6-million MPCs without hyaluronic acid Primary efficacy composite endpoint requires a patient to achieve: Reduction in pain (50% decrease in VAS) and improvement in function (15 point improvement in ODI) at 12 and 24 months, and No additional intervention at the treated level through 24 months

Milestones |

CY 2018 Corporate Milestones MSC-100-IV for Acute Graft versus Host Disease Successfully met Day 28 primary end point pediatric Phase 3 trial (Q1 CY18) Day 100 survival/safety data pediatric Phase 3 trial (Q2 CY18) Day 180 survival/safety data pediatric Phase 3 trial (Q3 CY18) FDA meetings and BLA filing (Q4 CY18 – Q1 CY19) MPC-150-IM for Advanced and End-Stage Heart Failure Phase 2b trial full 12 month database lock in end-stage heart failure patients with LVADs (Q3 CY18) Phase 2b results presented as late-breaker at 2018 Scientific Session of the American Heart Association (Q4 CY18) Phase 3 events-driven trial in moderate/advanced heart failure enrollment completion (H2 CY18) MPC-06-ID for Chronic Low Back Pain Phase 3 trial completed enrollment (Q1 CY18) Completed non-dilutive transactions for commercialization of MSC-100-IV (remestemcel-L) Establish regional strategic and commercial partnerships Establish global commercial partnerships (China, Japan, Europe)

Questions? |